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                              ZYDECO ENERGY, INC.
                          2170 PLAZA OF THE AMERICAS
                            700 NORTH PEARL STREET
                             DALLAS, TEXAS  75201

            INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
              SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                            NOTICE OF CHANGE IN THE
                      MAJORITY OF THE BOARD OF DIRECTORS

                                 MAY 24, 2000

     We are furnishing this Information Statement to all of our stockholders of record at the close of business on May 23, 2000 of our common stock, par value $.001 per share. This notice is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission ("SEC").

     NO VOTE OR OTHER ACTION BY ZYDECO'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                 INTRODUCTION

     Zydeco Energy, Inc. a Delaware corporation, has entered into a Merger Agreement with DataVoN Inc., a Texas corporation. DataVoN is a privately-held wholesale provider of internet telephone services. The merger is expected to be completed on or about June 9, 2000. As a result of the merger, the stockholders of DataVoN will own approximately 80% of the voting stock of Zydeco Energy, which will change its name to DataVoN Inc. The merger will not require the approval of stockholders of Zydeco.

     Under the Merger Agreement, the current sole member of the board of directors of Zydeco, Sam B. Myers, Jr., will resign as a director effective upon completion of the merger, and that Hugh Simpson will be appointed as a new sole director to fill the vacancy created by this resignation. Mr. Simpson is the President and Chief Executive Officer of DataVoN and the owner of substantially all of DataVoN's outstanding capital stock. Mr. Simpson will not begin his term until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Zydeco's stockholders and after completion of the merger.

     Because of the change in ownership of voting stock and the composition of the board after the merger as described below, there will be a change in control of Zydeco upon completion of the merger.

     As of May 21, 2000, Zydeco had 10,039,096 shares of its common stock issued and outstanding. The common stock is Zydeco's only outstanding class of voting securities that
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would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the Merger Agreement and its effect on Zydeco and contains biographical and other information concerning the executive officer and director after the merger. Additional information about the merger and DataVoN is contained in Zydeco's current annual and quarterly reports on file with the SEC, as well as in Zydeco's Current Report on Form 8-K ("Form 8-K") dated May 23, 2000, which was filed with the SEC on May 24, 2000. All Zydeco filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of Zydeco filings may be obtained from the SEC's website at http://www.sec.gov.

                             THE MERGER AGREEMENT

     On May 23, 2000, Zydeco, and its wholly owned subsidiary, DVN Acquisition Corporation and DataVoN entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which DVN Acquisition will merge with and into DataVoN, with DataVoN continuing as the surviving corporation.

     Upon the completion of the merger, all of the outstanding shares of common stock of DataVoN will be converted into:

  .  32,623,851 shares of Zydeco common stock; and

  . 7,190 shares of Zydeco Series A Convertible Senior Preferred Stock, $.001 par value convertible into 7,190,000 shares of Zydeco common stock (or 1,000 shares of common stock for each share of preferred stock).

     The Zydeco preferred stock, which will be issued entirely to Mr. Simpson in the merger, will vote together with the Zydeco common stock on an "as converted" basis. That is, each of the 7,190 shares of Zydeco preferred stock issued in the merger will be entitled to 1,000 votes on all matters with the Zydeco common stock, subject to certain exceptions.

     The Zydeco preferred stock is being issued in the merger because the Certificate of Incorporation of Zydeco currently authorizes Zydeco to issue 50,000,000 shares of common stock and 1,000,000 shares of preferred stock, the latter with such powers and preferences as the board of directors of Zydeco shall determine. As of May 21, 2000, Zydeco had outstanding 10,039,096 shares of common stock and had reserved an additional 4,713,786 shares of its common stock for issuance from its authorized but unissued shares upon exercise of its outstanding options and warrants. Under the Merger Agreement, an additional 2,522,459 shares of Zydeco common stock is required to be reserved for issuance upon exercise of DataVoN stock options assumed by Zydeco in the merger. Accordingly, the Zydeco preferred stock was issued because of the limitations on the number of issued and reserved shares of Zydeco common stock.

                                      -2-
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     It is expected that the Certificate of Incorporation will be proposed to
Zydeco stockholders for amendment after completion of the merger to increase the number of shares of common stock that Zydeco is authorized to issue. If the Certificate of Incorporation is so amended, all outstanding shares of the Zydeco preferred stock issued in the merger will be automatically converted into Zydeco common stock by their terms.

     The Merger Agreement contemplates that Mr. Myers, the sole current director of Zydeco will resign and that Mr. Simpson will be appointed by Mr. Myers as existing director of Zydeco to take office upon the effective time of the merger to serve until his respective successor is elected and qualify.

     In connection with the merger negotiations, Zydeco will issue upon closing of the merger warrants to purchase 523,756 shares of Zydeco common stock at $0.08 per share to two individuals for broker services related to the merger.

                   PROPOSED CHANGE IN CONTROL OF THE COMPANY

     Giving effect to the merger and the issuance of Zydeco common stock and Zydeco preferred stock to the DataVoN shareholders:

  . the shareholders of DataVoN (including Mr. Simpson) will own 76.5% of the outstanding Zydeco common stock and approximately 80% of the outstanding voting stock of Zydeco; and

  . Mr. Simpson will own 74.0% of the outstanding Zydeco common stock and approximately 78% of the outstanding voting stock of Zydeco; and

  .  Mr. Simpson will be the sole director of Zydeco.

As a result of his majority voting stock ownership and sole director status upon completion of the merger, Mr. Simpson will be in control of the business and affairs of Zydeco.

                                    DATAVON

     DataVon is currently building one of the nation's first "next-generation" packet switched internet protocol ("IP") networks to provide voice and data services in over 80 domestic market areas. A unique, meshed IP backbone will transport "toll quality" traffic to any of DataVoN's connected cities. DataVoN believes that this network architecture will drastically reduce the cost of originating, transporting and terminating traffic while providing network scalability for future growth.

     DataVon had revenues of $8.27 million in 1999 and $2.5 million (unaudited) for the first quarter 2000. Operating income was $806,000 in 1999 and $832,000 (unaudited) for the first quarter 2000. Earnings before taxes, interest, depreciation and amortization ("EBITDA") for those same periods were $848,000 and $839,000, respectively. Total assets were $1.67 million at December 31, 1999 and $2.3 million (unaudited) at March 31, 2000.

                                      -3-
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                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth certain information, as of May 21, 2000, regarding beneficial ownership of Common Stock by (i) each person known by Zydeco to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of Zydeco, (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of Zydeco after giving effect to the merger. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o Zydeco Energy, Inc., 2170 Plaza of the Americas, 700 North Pearl Street, Dallas, Texas 75201.

                                               CURRENT HOLDINGS/(1)/                  AFTER MERGER CLOSING/(2)/
                                               ----------------                       --------------------
                                       AMOUNT AND                                AMOUNT AND
                                       NATURE OF                                 NATURE OF
 NAME AND ADDRESS OF BENEFICIAL        BENEFICIAL           PERCENTAGE OF        BENEFICIAL           PERCENTAGE OF
             OWNER                     OWNERSHIP               TOTAL             OWNERSHIP               TOTAL
             -----                     ---------               -----             ---------               -----
Richard L. Morgan                      1,562,510/(3)/          15.56%            1,562,510/(3)/           3.66%
700 North Pearl Street, Suite 2170
Dallas, Texas  75701

David M. Fender                        1,558,393/(4)/          15.52%            1,558,393/(4)/           3.65%
116 East Front Street
Tyler, Texas  75702
Sam B. Myers, Jr.                        133,215                1.3%               133,215                  *

Hugh Simpson                                   0                0.0%            38,738,877/(5)/          77.71%/(5)/

Current directors and officers as        133,215                1.3%               133,215                  *
a group (1 person)
____________________
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*     Less than 1%.

/(1)/ Based on 10,039,096 shares of Zydeco common stock actually outstanding as of May 21, 2000.

/(2)/ Based on 42,662,947 shares of Zydeco common stock potentially outstanding after the closing of the merger. Does not include an additional 7,190,000 shares of Zydeco common stock issuable upon conversion of the Zydeco preferred stock issued to Mr. Simpson in the merger in the event an amendment to Zydeco's Certificate of Incorporation to increase the number of shares of Common Stock is authorized and approved.

/(3)/ Includes 781,255 shares owned by The SBM III Trust and 781,255 shares owned by The MFM Trust; Mr. Morgan is trustee of both trusts. The SBM III
      Trust is a trust established for the benefit of the children of Sam B.
      Myers, III. The MFM Trust is a trust established for the benefit of the children of Melanie F. Myers. Mr. Morgan has sole voting and dispositive power with respect to such shares. Mr. Sam B. Myers, Jr. does not have and disclaims any beneficial ownership of the shares owned by the trusts.

                                      -4-
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/(4)/ Includes 30,000 shares owned personally by Mr. Fender and 1,528,393 shares owned by The Bon Temps Trust for which Mr. Fender is trustee. The Bon
      Temps Trust is a trust established for the benefit of the children of Sam
      B. Myers, Jr. Mr. Fender has sole voting and dispositive power with respect to such shares. Mr. Myers does not have and disclaims any beneficial ownership of the shares owned by the trust.

/(5)/ Includes 7,190,000 shares of Zydeco common stock issuable upon conversion of the 7,190 shares Zydeco preferred stock issued to Mr. Simpson in the merger upon the adoption of an amendment to Zydeco's Certificate of Incorporation to increase the authorized number of shares of Zydeco common stock. Mr. Simpson, in his positions as sole director and majority shareholder of Zydeco after the merger, would have the power to cause such an amendment to be adopted.

                       DIRECTORS AND EXECUTIVE OFFICERS

     We expect that on or about June 9, 2000, the transactions contemplated by the Merger Agreement will be completed and the current sole director of Zydeco, Sam B. Myers, Jr. will be replaced by Hugh Simpson. Effective as of the closing of the transactions pursuant to the Merger Agreement, the current member of the Board, Sam B. Myers, Jr., will resign as director, and that Hugh Simpson will be appointed as a new director to fill the vacancy created by the resignation. The following table sets forth information regarding Zydeco's current executive officer and director and the proposed executive officer and director of Zydeco after the Merger.

Current Sole Executive Officer and Director

NAME                   AGE             POSITION
--------------------------------------------------------------------------
Sam B. Myers, Jr.      61              Chief Executive Officer, President,
                                       Secretary, Chairman and Director

     Mr. Myers has served since December 1995 as Director, Chairman of the Board, Chief Executive Officer and, except for the period from October 1996 to January 1999, President of Zydeco and in the same capacity for Zydeco
Exploration, Inc. ("Zydeco Exploration"), Zydeco's subsidiary, since its formation in March 1994. Mr. Myers was also elected Secretary of Zydeco in May
2000. Additionally, Mr. Myers is a Director and President of Wavefield Image,
Inc. ("Wavefield"), Zydeco's other subsidiary. Mr. Myers has been an independent oil and gas operator and private investor since 1961. In addition, Mr. Myers has served as Chairman of the Board of Directors of Search Capital Group, Inc.
("Search"), a publicly held specialty financial services company, from August
1985 until May 1995 when he voluntarily resigned, and as President and Chief
Executive Officer from August 1985 until August 1993 and from November 1994 to
January 1995.

     Mr. Myers, as the sole director of Zydeco, performs all committee functions, including those of the compensation, audit and nominating committees.

     During the year ended December 31, 1999, the board met on two occasions.
After Mr. Myers became the sole director, Zydeco did not hold formal director meetings but acted by unanimous consent.

                                      -5-
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PROPOSED EXECUTIVE OFFICER AND SOLE DIRECTOR AFTER THE MERGER

NAME            AGE   POSITION
--------------------------------------------------------------------------------
Hugh Simpson     42   President, Chief Executive Officer, Chairman, and Director

     Mr. Simpson founded DataVoN in 1997 and has served as its sole officer and majority shareholder. In 1991, Mr. Simpson founded Travel Com 800 Inc., a communications company serving military personnel for their calling card and wireless needs, where he worked until 1996. Mr. Simpson's United States Marine
Corp Reserve Unit was activated for duty in Operation Desert Shield and Storm in 1990. Mr. Simpson was promoted to the rank of Lieutenant Colonel before joining the inactive roles in June 1999. From 1988 to 1990, Mr. Simpson was employed by International Telecharge, Inc. as a National Product Manager. Mr. Simpson served as a board member of Total Communication, a private communications concern based in Cedar Rapids, Iowa until September 1999. Mr. Simpson received a Bachelor
Degree from Sam Houston State University in 1979.

                            EXECUTIVE COMPENSATION

     The following table reflects all forms of compensation for services to Zydeco and its subsidiaries for the years ended December 31, 1999, 1998, and 1997, for Zydeco's only current officer, Mr. Myers.

                              ANNUAL COMPENSATION
                                                              OTHER ANNUAL
   NAME AND POSITION            YEAR      SALARY     BONUS    COMPENSATION
   -----------------            ----      ------     -----    ------------

Sam B. Myers, Jr.               1999     $150,000     $-0-       $-0-
Chief Executive Officer,        1998     $150,000     $-0-       $-0-
President, Secretary,           1997     $150,000     $-0-       $-0-
Chairman and Director

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act, as amended, requires Zydeco's executive officers, directors and persons who beneficially own more than 10% of Zydeco's
Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish Zydeco with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to Zydeco and written representations from the executive officer and director, Zydeco believes that all Section 16(a) filing requirements applicable to its executive officers and directors were complied with during its fiscal year 1999.

                                      -6-
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                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On December 30, 1998, Zydeco sold a 6.25% working interest participation in a prospect to a limited partnership. Two of the adult children of Zydeco's current Chairman and Chief Executive Officer serve as officers of the general partner of the limited partnership. The agreement provides that the limited partnership pay to Zydeco a total consideration of $204,000 for this interest which included the turnkey cost of drilling this prospect's first well. Pursuant to the terms of the agreement with the limited partnership, the basis of this partnership's participation in this prospect was on comparable terms of participation by an unrelated party. During 1999, the first well was drilled on this prospect. Zydeco and the limited partnership did not participate in the completion attempt.

                                    ZYDECO ENERGY, INC.

DATED: MAY 24, 2000

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